UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 CoreLogic, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21871D103
 (CUSIP Number)

Matthew Halbower
Pentwater Capital Management LP
1001 10th Avenue South, Suite 216
Naples, FL 34102
239-384-9750

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Pentwater Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,850,000

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
3,850,000

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,850,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.26%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)	Based on 73,152,120 common shares outstanding

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Crown Managed Accounts SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
111,207

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.15%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
LMA SPC on behalf of MAP 98 Segregated Portfolio

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.20%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Investment Opportunities 3 SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
164,480

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Oceana Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
605,868

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.83%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Pentwater Equity Opportunities Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
433,880

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.59%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Pentwater Merger Arbitrage Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,209,329

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.65%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Pentwater Unconstrained Master Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,789

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
PWCM Master Fund Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,029,101

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.41%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

CUSIP No. 21871D103
1	NAMES OF REPORTING PERSONS
Pentwater Metric Merger Arbitrage Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,636

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.18%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based on 73,152,120 common shares outstanding.

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, $0.00001 par value (the “Common Stock”), of CoreLogic Inc. (the “Issuer”). The address of the principal executive offices of Issuer is 40 Pacifica Irvine, CA  92618-7471.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed on behalf of Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”),  Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”) ,LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd.,  an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Unconstrained Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWUM”), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM  Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”). Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWUM, PWCM Master, PWMM, are collectively referred to herein as Reporting Persons.  CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWUM, PWCM Master, and PWMM are collectively referred to herein as the Funds.

(b) The business address of the Reporting Persons is 1001 10th Avenue South, Suite 216, Naples, FL 34102.

(c)  The principal business of the Reporting Persons is investing for accounts under their management.  Pentwater Capital is the investment manager for the Funds.  Halbower Holdings Inc. is the general partner of Pentwater Capital, and Matthew Halbower is the chief executive officer and sole director of Halbower Holdings Inc.

(d) (e) During the last five years, neither the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed on Exhibit 99.1 or named in this Item 2, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pentwater Capital Management LP is a limited partnership organized under the laws of the state of Delaware. Halbower Holdings Inc., is a corporation organized under the laws of the state of Delaware. Mr. Halbower is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer purchased by the Reporting Persons were purchased using the investment capital of the Reporting Persons’.  The shares of Common Stock owned by the Funds are held in margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $294,384,000 as of February 17, 2021. The aggregate purchase price for the shares of Common Stock held by the Reporting Persons is approximately $295,477,000.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons acquired the Shares for investment purposes.

On February 12, 2021, the Reporting Persons submitted the nomination of Matthew Halbower, Chief Executive Officer of Pentwater Capital, to the Issuer’s Board of Directors, to be considered at the 2021 Annual Meeting.  On February 4, 2021, the Issuer entered into a definitive agreement to be acquired by Stone Point Capital and Insight Partners. On February 16, 2021, the Issuer received a proposal from CoStar Group to acquire the company at a significant premium to the offer in the Stone Point transaction. The Reporting Persons note that should the Board of Directors choose to recommend an inferior transaction, the Reporting Persons may begin a consent solicitation to remove existing members of the Board.

The Reporting Persons intend to review its investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, actions taken by the Issuer’s board of directors, price levels of common shares, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to its investments in the Issuer as it deems appropriate, including, without limitation, purchasing additional common shares or other financial instruments related to the Issuer or selling some or all of its beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D is reflected on that Reporting Person’s cover page.  By virtue of his position with Pentwater Capital, Mr. Halbower has the power to vote the shares of Common Stock owned by the Reporting Persons.  Subject to restrictions, Mr. Halbower has the power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the class of securities reported on that were effected during the past 60 days on behalf of the Reporting Persons are set forth in Exhibit A and incorporated herein by reference.  Other than those transactions, there were no other such transactions by the Reporting Persons that were effected during the past 60 days. All transactions were effectuated in the open market through various brokers.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons have not entered agreements with respect to the securities of the issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2021

Pentwater Capital Management LP
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

Crown Managed Accounts SPC
By:	Pentwater Capital Management LP, its Trading Advisor
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

LMA SPC for and on behalf of
MAP 98 Segregated Portfolio
By:	Pentwater Capital Management LP, its Advisor
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Investment Opportunities 3 SPC
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Oceana Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner
By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Equity Opportunities Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Merger Arbitrage Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Unconstrained Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

PWCM Master Fund Ltd.
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer

Pentwater Metric Merger Arbitrage Fund LP
By:	Pentwater Capital Management LP, its investment manager
By:	Halbower Holdings, Inc., its general partner

By:	/s/ Matthew C. Halbower
Name:	Matthew C. Halbower
Title:	Chief Executive Officer